Exhibit (a)(5)(iv)

                     VINCOR INTERNATIONAL INC.
                   GRANTED EARLY TERMINATION OF
                 HART-SCOTT-RODINO WAITING PERIOD
               IN ITS OFFER FOR R.H. PHILLIPS, INC.

     Mississauga, Ontario (September 19, 2000) - Vincor International Inc. (VN-TO) announced today that it has received notice of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with Vincor's $7.00 cash offer for all of the shares of R.H. Phillips, Inc. (RHPS-NASDAQ). As a result, the Hart-Scott Rodino condition of Vincor's offer for R.H. Phillips has been satisfied.

     Vincor mailed its tender offer materials on September 7, 2000. The offer will expire at midnight, New York City time, on October 4, 2000 unless extended.

     R.H. Phillips, Inc. common stock is traded on the NASDAQ under the symbol "RHPS." R. H. Phillips, Inc. produces and sells premium varietal table wines. It is located in the Dunnigan Hills Viticultural Region, which is situated near the wine regions of Napa and Sonoma, California. The winery specializes in the production of Chardonnay and Syrah, a Mediterranean varietal, and produces both premium and super premium wines.

     Vincor International Inc. is Canada's leading producer and marketer of wines and related products with leading brands in all segments of the market. Vincor owns and operates wineries in British Columbia, Ontario, Quebec and New Brunswick, and markets wines produced from grapes grown in the Niagara Peninsula of Ontario and the Okanagan Valley of British Columbia. Vincor's premium brands include Inniskillin, Jackson-Triggs, Sumac Ridge, Hawthorne Mountain and Sawmill Creek. Vincor generated net sales of CN$268.2 million for its fiscal year ended March 31, 2000.

     Vincor's common stock is listed on The Toronto Stock Exchange under the symbol "VN."

     For further information about the tender offer and a copy of the tender offer materials, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.

     For further information contact:

Donald L. Triggs
President and Chief Executive
Officer
Vincor International Inc.
(905) 564-6900